DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518052

November 7, 2008

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attn: Russell Mancuso, Branch Chief
100 F Street, NE
Washington, D.C. 20549-6010

Diguang International Development Co., Ltd.
Post-effective Amendment No. 4 to Form S-1
File No. 333-135061

Dear Mr. Mancuso:

Pursuant to Section 8 of the Securities Act of 1933, as amended, Diguang International Development Co., Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the effectiveness of the Post-effective Amendment No. 4 to Form S-1 (File No. 333-135061) at 5 p.m., Washington, D.C. time, on November 7, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yi Song
Yi Song
For and on behalf of Diguang International Development Co., Ltd.

cc: Simon Luk